UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Exar Corporation
(Exact name of registrant as specified in its charter)

Delaware		94-1741481
(State or other jurisdiction of incorporation or organization)	Commission File No. 0-14225	(I.R.S. Employer Identification No.)

48720 Kato Road
Fremont, California 94538
(Address of principal executive offices)

(Name and telephone number, including area code, of

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

Section 1. Conflict Minerals Disclosure.

     Item 1.01. Conflict Minerals Disclosure and Report.

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

 Item 1.02. Exhibit.

As noted in Item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2. Exhibits.

The following exhibit is filed as a part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of Exar Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015

Exar Corporation

By:	/s/ Jessica Wu

Jessica Wu
Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Exar Corporation.

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